Exhibit 99.2

Notice of annual meeting of common shareholders

You’re invited to attend our 2022 annual meeting of common shareholders

  When

   May 12, 2022

   11 a.m. (Eastern time)

  How to attend

   Our 2022 annual

   meeting will be held

   as a live webcast online at

https://
web.lumiagm.com/463955449

   Please read the voting

   section starting on

   page 7 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(https://
www.manulife.com/en/
investors/annual-
meeting.html)

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2021

• Electing directors

• Appointing the auditors

• Having a say on executive pay

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be a live webcast.

Manulife is focused on protecting the health and well-being of our employees, clients and communities. We are actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and physical distancing.

This care and concern also extends to our shareholders and policyholders, which is why we have decided to hold our 2022 annual meeting by live webcast instead of in person. We encourage you to vote your shares before the meeting.

Anyone can attend the meeting, but you need a control number to vote or ask questions. Please see pages 7 to 11 for detailed information about how to attend the meeting, vote and ask questions.

By order of the board of directors, Antonella Deo Corporate Secretary March 16, 2022